Mail Stop 6010

      September 26, 2005



VIA U.S. MAIL AND FAX (847) 267-3470

Mr. Daniel D. Drury
Chief Financial Officer
Kinetek, Inc.
Arbor Lake Centre
Suite 550
Deerfield, Illinois 60015

	Re:	Kinetek, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 24, 2005
		File No. 333-19257


Dear Mr. Drury:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 24

Revenue Recognition, page 26

1. Your disclosure regarding revenue recognition is too vague. Please expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e.
distributors and direct sales force. As applicable, your disclosures herein in future filings should include details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.


Section 906 Certifications

2. Please amend your 2004 Form 10-K and 2005 Form 10-Q`s to include the certifications required by Section 906 of the Sarbanes Oxley
Act
that include the date and the signature of the certifying officers.
We refer you to Question 9 of the FAQ Sarbanes Oxley Act of 2002, dated November 8, 2002.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Daniel D. Drury
Kinetek, Inc.
September 26, 2005
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